BCSC

British Columbia Securities Commission

Revocation Order

Powernova Technologies Corporation

Section 171 of the *Securities Act,* R.S.B.C. 1996, c. 418

¶ 1 On October 26, 2004, the Executive Director made an order (the Cease Trade Order) under section 164(1) of the *Securities Act*, R.S.B.C. 1996, c. 418 (the Act) that all trading in the securities of Powernova Technologies Corporation (Powernova) cease until it files the required records and the Executive Director revokes the Cease Trade Order.

¶ 2 Powernova filed an application for revocation of the Cease Trade Order with the Executive Director in compliance with National Policy 12-202.

¶ 3 The Executive Director considers that it would not be prejudicial to the public interest to revoke the Cease Trade Order.

¶ 4 The Executive Director orders under section 171 of the Act that the Cease Trade Order as it applies to Powernova is revoked and that trading in the securities of Powernova may resume.

¶ 5 May 22, 2009

Michael L. Moretto, CA, CPA (Illinois)
Manager
Corporate Finance